Exhibit 99.2


CPG INTERNATIONAL
Building Products. Better.

2007 Second Quarter Earnings Call



August 17, 2007


CPG INTERNATIONAL
Building Products. Better.

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company’s expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company’s forward-looking statements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.


CPG INTERNATIONAL
Building Products. Better.

Adjusted EBITDA Statement

We refer to the term “Adjusted EBITDA” in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured credit facility and the indenture governing the notes and accordingly, is important to the Company’s liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the “Santana Acquisition”), the closing of the acquisition of Procell Decking Systems (the “Procell Acquisition”) and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company’s June 30, 2007 10-Q, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC’s rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA.

For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.


CPG INTERNATIONAL
Building Products. Better.

About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, Procell Decking Systems, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http://WWW.CPGINT.COM.

Please note:

To access the conference call, dial (866) 315-3365 and enter Conference ID 10445406. A replay of the call will be available for one week after the event by dialing (800) 642-1687 or (706) 645-9291 and entering Conference ID 10445406.


CPG INTERNATIONAL
Building Products. Better.

Table of Contents

- Strategy Overview 6
- 2007 Second Quarter & YTD Business Highlights 7
- AZEK Sales Network Update 10
- 2007 Financial Overview 11
- 2007 Guidance 14
- Appendix 15
- Q&A


CPG INTERNATIONAL
Building Products. Better.

Strategy Overview – CPG: Building Products. Better!

- **Transformation of CPG into a Full Service Building Products Company**
  - Grow AZEK Building Products into the provider of premium home exterior building products for the entire exterior envelop of the home
    - Build the "Brand" to accelerate conversion, position price and build a fortress around our business and margins
    - Continue to expand the sales network so our products are easy to get in all markets
    - Create a new product introduction engine through acquisition and R&D to ensure our future growth
    - Use our technology and process quality focus to make the best products in the market at the lowest cost
    - Drive residential product mix to 90% and beyond
  - Grow Scranton Products into the leading end market provider of commercial bathroom and locker products
    - Rationalize rep/dealer network in Division 10
    - Resource internal sales effort
    - Grow penetration of existing products into new markets
    - Expand product offering
    - Increase mix of end use building products to 70% (locker systems and bathroom products) and beyond

Percentage of Revenue from Premium Products


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007 YTD
Premium Branded
Non-Fabricated


CPG INTERNATIONAL
Building Products. Better.

2007 Second Quarter & YTD Business Highlights

- Overall CPG revenue growth of 15.5% for the quarter and up 18.5% year to date despite continued soft housing market
  - AZEK® Building Products sales volume growth from Procell Acquisition
  - Locker system volumes increase 90% during first half of year over last year

- CPG’s Adjusted EBITDA up 43.8% for the quarter to $14.7 million from $10.2 million in 2006

- CPG’s Adjusted EBITDA year to date up 41.7% to $36.1 million from $25.5 million in 2006

- Cash position $18.4 million at June 30, 2007 and no balance outstanding on $40.0 million revolving credit facility

- 2007 Earnings guidance increased


CPG INTERNATIONAL
Building Products. Better.

2007 Second Quarter & YTD Business Highlights – ABP

- AZEK® fundamentals still strong and improving in a difficult building market
  - AZEK Building Products sales up 24.7% to $48.2 million for Q2 2007 over $38.6 million in 2006 and year to date up 19.5% to $117.2 million from $98.1 million in the prior year
    - Housing starts fall from 1.8 million in 2006 Q2 to 1.4 million by 2007 Q2
    - Dealers and distributors closely monitoring inventory levels
    - How long does the bottom last (through late 2008)
  - Operating Income year to date up 48.8% to $23.1 million from $15.6 million in 2006
- Early conversion play, brand and sales footprint expansion can help to offset a down market
    - Procell continued growth exceeds expectations
    - AZEK Trimboard sales volumes decrease year-over-year
    - AZEK story much different in second half of 2007


CPG INTERNATIONAL
Building Products. Better.

2007 Second Quarter & YTD Business Highlights – SP

- Scranton Product Highlights:
  - Scranton Product Q2 sales up 2.9% to $28.9 million for Q2 2007 over $28.1 million in 2006 and year to date up 16.3% to $54.3 million from $46.7 million in the prior year
    - Commercial building product (Santana/Comtec/Capitol bathroom product and locker systems) sales up 26.9% for first half of year (volume up 19.2% and Average Selling Price (ASP) up 6.4%) 2007 over 2006
  - Operating Income up 41.6% to $9.3 million for first half of 2007 from $6.6 million in 2006
- Santana Acquisition and locker business growth drive success in commercial building products
  - Santana Acquisition integration continues to outperform merger case
  - Locker systems business continue early stage conversion


CPG INTERNATIONAL
Building Products. Better.

AZEK Building Products – channel updates

- Distribution Updates
  - On July 13th AZEK Building Products (ABP) and distributor Parksite Plunkett Webster (PPW) entered into an agreement whereby PPW becomes a full line distributor of all ABP
    - This includes Procell decking
  - Latest in overall strategy to have full line AZEK Building Products
    - AZEK Trim
    - AZEK Moulding
    - Procell Decking
  - PPW joins Wolf Distributing and Boston Cedar as full line distributors
- Dealer Updates
  - As of July 1, our stocking dealer network numbers over 2,000
  - In our annual dealer survey completed in May, 85% of AZEK Trim dealers felt it was important to have their distributor carry the full line of ABP
- Retail Update
  - 84 stores chosen by Home Depot for initial testing
  - Various regions including Cleveland, Minneapolis, the Gulf Coast and California


CPG INTERNATIONAL
Building Products. Better.

2007 Second Quarter Financial Results

$ in MMs

	Quarter Ended June 30,		
	2006	2007	%
Net Sales	$ 66.7	$77.1	15.5%
Volume	*47.3*	*54.7*	*15.7%*
ASP	*$1.41*	*$1.41*	*-0.1%*
Adjusted EBITDA	$10.2*	$14.7	43.8%
% of Net Sales	*15.3%*	*19.0%*	
Net Income	-$0.3	$1.0	468.9%
Capital Expenditures	$2.4	$4.2	75.0%

*Excludes $2.3 mm of Pro Forma EBITDA for the Santana and Procell Acquisitions as if we owned them on January 1, 2006.


CPG INTERNATIONAL
Building Products. Better.

2007 YTD Financial Results

$ in MMs

	Six Months Ended June 30,		
	2006	2007	%
Net Sales	$144.8	$171.5	18.5%
Volume	105.1	128.1	21.9%
ASP	*$1.38*	*$1.34*	*-2.8%*
Adjusted EBITDA	$25.5*	$36.1**	41.7%
% of Net Sales	*17.6%*	*21.0%*	
Net Income	$3.4	$6.2	85.9%
Capital Expenditures	$11.1	$6.7	-39.6%

*Excludes $5.0 mm of Pro Forma EBITDA for the Santana and Procell Acquisitions as if we owned them on January 1, 2006.

**Excludes $0.7 mm of Pro Forma EBITDA for the Procell Acquisition as if we owned them on January 1, 2007.


CPG INTERNATIONAL
Building Products. Better.

Balance Sheet

$ in MMs

	As of		
	6/30/06	12/31/06	6/30/07
Inventory	$40.9	$45.5	$37.1
Accounts Rec.	$31.6	$29.3	$38.2
Prepaid Expenses	$4.9	$6.4	$5.0
A/P & Accrued Expenses[1]	($34.4)	($34.9)	($35.0)
Total	$43.0	$46.3	$45.3
Revolver Balance	$0.0	$9.5	$0.0
Cash Balance	$5.5	$2.2	$18.4

(1) Excludes Interest Payable.


CPG INTERNATIONAL
Building Products. Better.

2007 Adjusted EBITDA Guidance (1)

- Adjusted EBITDA growth ranges from 47% to 69%


Low
High
$65mm
$75mm

Downside:

- Prolonged decline in residential housing market
- Resin prices rise
- Procell integration

Upside:

- Higher AZEK® growth
- Resin declines further
- Higher Procell growth
- Incremental Santana synergies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2006, subject to the timing of the Santana and Procell Acquisitions.


CPG INTERNATIONAL
Building Products. Better.

APPENDIX


CPG INTERNATIONAL
Building Products. Better.

Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2006	Add: Six Months Ended June 30, 2007	Less: Six Months Ended June 30, 2006	Twelve Months Ended June 30, 2007
Net (loss) income	$ (485)	$ 6,243	$ 3,358	$ 2,400
Interest expense, net	28,685	16,921	13,110	32,496
Income tax expense	230	3,828	2,032	2,026
Depreciation and amortization	13,813	8,129	6,373	15,569
EBITDA	42,243	35,121	24,873	52,491
Relocation and hiring costs	81	—	40	41
Retiring executive costs	385	—	110	275
Management fee and expenses	1,021	766	215	1,572
Severance costs	—	61	—	61
Settlement charges	—	500	—	500
Gain on sale of property	—	(443)	—	(443)
Santana Acquisition costs	519	13	227	305
Procell non—recurring charges	26	60	—	86
Adjusted EBITDA	$ 44,275	$ 36,078	$ 25,465	$ 54,888
Pro forma adjustments (1)	8,582	710	4,956	4,336
Adjusted EBITDA with pro forma adjustments	$ 52,857	$ 36,788	$ 30,421	$ 59,224

(1) Represents the pro forma effect from Santana and Procell Decking as if the Santana Acquisition and the Procell Acquisition took place on July 1, 2006, as defined by our credit agreement.


CPG INTERNATIONAL
Building Products. Better.

Net Income to Adjusted EBITDA Reconciliation-QTD

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006
Net income (loss)	$ 1,033	$ (280)
Interest expense, net	8,375	6,900
Income tax expense (benefit)	708	(275)
Depreciation and amortization	4,003	3,300
EBITDA	$ 14,119	$ 9,645
Reconciliation to Adjusted EBITDA:		
EBITDA	$ 14,119	$ 9,645
Non-Recurring Items:		
Retiring executive costs	—	65
Severance costs	40	—
Relocation and hiring costs	—	40
Settlement charges	500	—
Management fee and expenses	391	215
Gain on sale of property	(443)	—
Non-recurring /Acquisition costs	49	227
Adjusted EBITDA	$ 14,656	$ 10,192


CPG INTERNATIONAL
Building Products. Better.

Quarterly Volume Information

2007			
	Q1	Q2	YTD
AZEK Building Products	60,581	40,481	101,062
Scranton Products	12,874	14,187	27,061
Total	73,455	54,668	128,123

2006			
	Q1	Q2	YTD
AZEK Building Products	47,589	32,650	80,239
Scranton Products	10,235	14,606	24,841
Total	57,824	47,256	105,080


CPG INTERNATIONAL
Building Products. Better.

CPG

CPG INTERNATIONAL
Building Products. Better.

- SCRANTON PRODUCTS — Worry-Free Brands. Your Every Need.™
  - **Industrial**: Flametec; HITEC® HIGH DENSITY POLYETHYLENE (HDPE); SEABOARD
  - **Commercial**: COMTEC INDUSTRIES; HINY HIDERS Santana Products; CAPITOL PARTITIONS INC.
- AZEK® — AZEK Building Products, Inc.
  - **Residential**: AZEK® TRIMBOARDS; procell DECKING SYSTEMS
  - **Industrial**: CELTEC DISPLAYBOARD